Exhibit 99.1

Obsidian Energy Announces Preliminary Second Quarter 2022 Results and Extension to Our Syndicated Credit Facility

•	Highest average quarterly production level since 2017 at 31,575 boe/d in the second quarter

•	First half development program completed with strong results

CALGARY, July 14, 2022 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces our preliminary second quarter 2022 results and an extension to our syndicated credit facility to July 29, 2022, to accommodate timing associated with our debt refinancing.

“We continued our enhanced level of activity during the second quarter with the completion of our accelerated first half development program,” said Stephen Loukas, Obsidian Energy’s Interim President and CEO. “Wells brought on-stream during the quarter resulted in strong production gains, achieving the highest average quarterly production level since 2017. We also drilled our eight-well program in our Viking area that is currently being completed; the wells are expected to start on production in late July with the last well on production by mid-August. Our second half drilling program in our Peace River area commenced this week and we anticipate our Cardium development activity to start later this month as ground conditions improve.”

PRELIMINARY SECOND QUARTER 2022 RESULTS

Obsidian Energy is pleased to provide preliminary unaudited operating and financial results for the second quarter of 2022, all of which are approximate. During the quarter, we benefitted from higher commodity prices for both oil and natural gas, increasing our netbacks to $58.94 per boe in the second quarter of 2022 compared to $42.25 per boe in the first quarter of 2022 and $28.48 per boe in the second quarter of 2021. As a result of the cash flow generated by these higher netbacks and increased production, we continued to reduce debt outstanding under our syndicated credit facilities to $335.2 million at June 30, 2022, compared to $392.4 million at December 31, 2021 (a $57.2 million decrease).

We successfully completed our accelerated first half development program with capital expenditures of approximately $40.3 million in the second quarter focused on various completion and tie-in activities from wells drilled earlier in the year along with the drilling of our new Viking wells. Second quarter 2022 production averaged 31,575 boe/d up from 29,407 boe/d in the first quarter of the year. Year-over-year, average production increased by approximately 7,000 boe/d or 28 percent compared to the second quarter of 2021 (24,651 boe/d) due to the strong results from our expanded development program and the acquisition of our partner’s non-operated interested in the Peace River Oil Partnership (“PROP”) in late 2021.

Net operating costs averaged $14.02 per boe during the second quarter of 2022 compared to $13.71 per boe in the comparable period of 2021 and were impacted by general inflationary pressures. G&A expenditures in the second quarter 2022 decreased to $1.64 per boe from $1.69 per boe in the second quarter of 2021.

	Three Months Ended June 30		Six Months Ended June 30
	2022E	2021	2022E	2021
FINANCIAL[1] (millions, except as marked and per share amounts)
Capital expenditures	40.3	21.5	143.7	51.0
Decommissioning expenditures	3.9	0.5	12.4	3.8
Netback[3]	169.4	63.9	281.7	113.6
Total debt[2]	335.2	427.3	335.2	427.3
G&A ($/boe)	1.64	1.69	1.60	1.69
OPERATIONS
Daily production
Light oil (bbl/d)	12,261	10,836	11,689	10,427
Heavy oil (bbl/d)	6,174	2,660	5,982	2,723
NGL (bbl/d)	2,406	2,162	2,419	2,108
Natural gas (mmcf/d)	64	54	62	52

Total production[4] (boe/d)	31,575	24,651	30,497	23,942

Average sales price
Light oil ($/bbl)	139.88	76.97	129.49	72.37
Heavy oil ($/bbl)	106.18	48.58	95.88	44.46
NGL ($/bbl)	82.93	39.31	75.51	38.77
Natural gas ($/mcf)	7.38	3.21	6.21	3.21
Netback[3] ($/boe)
Sales price	96.44	49.56	87.17	46.98
Risk management loss	(4.66)	(0.52)	(5.58)	(1.44)

Net sales price	91.78	49.04	81.59	45.54
Royalties	(15.53)	(4.90)	(13.53)	(3.83)
Net operating costs3	(14.02)	(13.71)	(13.98)	(13.62)
Transportation	(3.29)	(1.95)	(3.04)	(1.87)

Netback[3]	58.94	28.48	51.04	26.22

(1)

We adhere to generally accepted accounting principles (“GAAP”); however, we also employ certain non-GAAP measures to analyze financial performance, financial position, and cash flow, including netback and net operating costs. Additionally, other financial measures are also used to analyze performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss) and cash flow from operating activities, as indicators of our performance.

(2)	Includes drawings under the Company’s syndicated credit facility and outstanding amounts related to our outstanding senior secured notes and PROP limited recourse loan.
(3)	Non-GAAP financial measure or non-GAAP ratio. See “Non-GAAP and Other Financial Measures”.
(4)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

SYNDICATED CREDIT FACILITY UPDATE

To accommodate timing associated with the Company’s refinancing, we have entered into an agreement with our lenders to extend the revolving period and borrowing base redetermination date under our syndicated credit facility to July 29, 2022, from July 15, 2022. The maturity date of both the syndicated credit facility and non-revolving term loan remain unchanged at November 30, 2022.

As part of the extension, Obsidian Energy has agreed to a $17.4. million reduction of the syndicated credit facility with the aggregate amount available now set at $340.7 million, consisting of a $260.0 million revolving syndicated credit facility and a $80.7 million non-revolving term loan. Obsidian Energy also made a US$2.0 million repayment on our senior secured notes, which reduced the Company’s outstanding balance of these notes to US$34.7 million (maturity date of November 30, 2022). Upon completion of the refinancing, our debt structure is expected to provide the Company with a stable capital source that provides appropriate operational liquidity and a longer-term maturity profile.

HEDGING UPDATE

The Company is primarily focused on near term WTI positions to protect cash flow while building a solid foundation on summer AECO natural gas pricing. As at July 14, 2022, Obsidian Energy has the following financial oil and gas contracts in place on a weighted average basis:

Term	Notional Volume	Pricing (CAD)
Oil - WTI
April 2022	8,183 bbl/d	$121.81/bbl
May 2022	8,347 bbl/d	$135.63/bbl
June 2022	2,833 bbl/d	$139.06/bbl
July 2022	6,216 bbl/d	$138.77/bbl
Natural Gas—AECO
May – October 2022	26,065 mcf/d	$4.74/mcf

In addition, PROP Energy 45 Limited Partnership, our wholly owned limited recourse subsidiary that purchased 45 percent of PROP from a third party on November 24, 2021, entered into the following financial hedges in conjunction with the acquisition financing:

Term	Notional Volume	Pricing (USD)
Oil—WTI
Q2 2022	1,121 bbl/d	$65.11/bbl
Q3 2022	593 bbl/d	$63.26/bbl
Q4 2022	606 bbl/d	$62.30/bbl

Heavy Oil – WCS Differential
Q2 2022	801 bbl/d	($15.43)/bbl

SECOND QUARTER 2022 RELEASE DATE

The Company expects to release its full second quarter 2022 financial and operating results before North American markets open on July 28, 2022. In addition, the second quarter 2022 management’s discussion and analysis and the unaudited consolidated financial statements will be available on our website, on SEDAR, and on EDGAR on or about the same date.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

ABBREVIATIONS

Oil		Natural Gas
bbl/d	Barrels per day	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
WCS	Western Canadian Select	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate	AECO	Alberta benchmark price for natural gas

NON-GAAP AND OTHER MEASURES

Included in this news release are references to terms “Netback”, “Netback per boe” and “Net operating costs per boe” which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS“) and therefore may not be comparable with the calculation of similar measures by other companies. These non-GAAP measures are described and defined in the management’s discussion and analysis dated May 3, 2022 for the three months ended March 31, 2022 (the “Interim MD&A“), as summarized below.

“Netback” is the absolute dollar amount of revenue less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects.

“Netback per boe” is the per unit of production amount of revenue less royalties, net operating costs, transportation expenses and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects.

“Net operating costs per boe” are calculated by deducting processing income and road use recoveries from operating costs and is used to assess the Company’s cost position.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements or information (collectively “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking statements or information. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. More particularly and without limitation, this news release contains forward-looking statements and information concerning: our development plan and on-production dates; expectations for our debt structure once the refinancing is completed; and our preliminary second quarter 2022 results and expected release date.

The key metrics for the Company set forth in this news release may be considered to be future-oriented financial information (“FOFI”) or a financial outlook for the purposes of applicable Canadian securities laws. Financial outlook and FOFI contained in this new release are based on assumptions about future events based on management’s assessment of the relevant information currently available. In particular, this news release contains projected operational and financial information for the second quarter of 2022 and beyond for the Company. The FOFI and financial outlooks contained in this news release have been approved by management as of the date of this news release. Readers are cautioned that any such financial outlook and FOFI contained herein should not be used for purposes other than those for which it is disclosed herein.

The forward-looking statements and FOFI are based on certain key expectations and assumptions made by Obsidian Energy. Although Obsidian Energy believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and FOFI because Obsidian Energy can give no assurance that they will prove to be correct. By its nature, such forward-looking statements and FOFI are subject to various risks and uncertainties, which could cause the actual results and expectations to differ materially from the anticipated results or expectations expressed. These risks and uncertainties include, but are not limited to: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A; future inflation rates; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, such as wild fires and flooding, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to finance the repayment of our senior notes and our wholly-owned subsidiaries limited-recourse loan on maturity; our ability to add production and reserves through our development and exploitation activities; and the retention of key management and employees.

Although the Company believes that the expectations reflected in the forward-looking statements and FOFI contained in this news release, and the assumptions on which such forward-looking statements and FOFI are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements and FOFI included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements and FOFI are based will occur. By their nature, forward-looking statements and FOFI involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements and FOFI contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements and FOFI. These risks and uncertainties include, among other things: the possibility that we change our second quarter 2022 expected results; the possibility that we change our 2022 capital budget and 2023 preliminary forecast in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize;; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and in confidence in the oil and natural gas industry generally, whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the COVID-19 and/or other factors pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations;

the possibility that the revolving period and/or term out period of our syndicated credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our syndicated credit facility is reduced, that the Company is unable to renew or refinance our syndicated credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes and limited recourse debt in connection with the PROP acquisition when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or all of our syndicated credit facilities, limited recourse debt and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; the risk that our costs increase significantly due to inflation, supply chain disruptions and/or other factors, adversely affecting our profitability; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas including the ongoing war between Russia and Ukraine; the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic and/or public opinion and/or special interest groups.

The forward-looking statements and FOFI contained in this news release are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein.

Readers should also carefully consider the matters discussed that could affect Obsidian Energy, or its operations or financial results in Obsidian Energy’s Annual Information Form (see “Risk Factors” and “Forward-Looking Statements” therein) for the year ended December 31, 2021, which is available on the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American exchange in the United States under the symbol “OBE”.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207—9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com